

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

William B. Horne
Chief Executive Officer
Ault Disruptive Technologies Corporation
11411 Southern Highlands Parkway, Suite 240
Las Vegas, NV 89141

> **Re:** **Ault Disruptive Technologies Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 12, 2024**
> **File No. 001-41171**

Dear William B. Horne:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ken Schlesinger